UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,
Great West Road.
Brentford, TW8 9DF,
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 First Quarter 2017 Earnings PresentationMay 15, 2017

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; Changes in government regulations providing incentives and subsidies for renewable energy; Political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; Challenges in achieving growth and making acquisitions due to our dividend policy; Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; Legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Increases in the cost of energy and gas, which could increase our operating costs; Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; Inability to replace expiring or terminated offtake agreements with similar agreements; New technology or changes in industry standards; Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; Reliance on third-party contractors and suppliers; Risks associated with acquisitions and investments; Deviations from our investment criteria for future acquisitions and investments; Failure to maintain safe work environments; Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; Insufficient insurance coverage and increases in insurance cost; Litigation and other legal proceedings including claims due to Abengoa’s restructuring process; Reputational risk, including damage to the reputation of Abengoa; The loss of one or more of our executive officers; Failure of information technology on which we rely to run our business; Revocation or termination of our concession agreements or power purchase agreements; Lowering of revenues in Spain that are mainly defined by regulation; Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; Changes to national and international law and policies that support renewable energy resources; Our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil; Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; Disruptions in our operations as a result of our not owning the land on which our assets are located; Risks associated with maintenance, expansion and refurbishment of electric generation facilities; Failure of our assets to perform as expected; Failure to receive dividends from all project and investments; Variations in meteorological conditions; Disruption of the fuel supplies necessary to generate power at our conventional generation facilities; Deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; Failure to meet certain covenants under our financing arrangements; Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; Failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; Uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity; Our ability to consummate future acquisitions from Abengoa; Changes in our tax position and greater than expected tax liability; Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; and Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of May 15, 2017. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.  DISCLAIMER

  Key Messages   Strong operating results with Revenue of $198.1M and Further Adjusted EBITDA including unconsolidated affiliates1 of $165.0M in spite of low levels of solar radiation in the US  Excellent CAFD2 generation in the quarter reaching $60.9M   Dividend of $0.25 per share declared by the Board of Directors   Operational performance largely in line with expectations           Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18).CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017.

 1. Financial Results  2. Q&A  AGENDA   Appendix

 1. Financial Results

     Q1 2016  206.4  154.9  75%  18.7      ∆  (4%)  +7%      HIGHLIGHTSExcellent CAFD Generation in the Quarter with Good Operating Results  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  Q1 2017  198.1  165.0  83%  +225%  CAFD  60.9  US $ in millions   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18).CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017 and $14.7 million of one-time impact o f a partial refinancing of ATN2 in the three-month period ended March 31, 2016.  2

 HIGHLIGHTSSolid Numbers Across All Segments                   US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Q1 2017  61.0  Q1 2016   ∆  65.2  (7%)  54.8  51.2  7%  137.6  102.6  Revenue              Q1 2017  28.5  Q1 2016   ∆  29.0  (2%)  SOUTH AMERICA  33.8  24.1  40%              Q1 2017  108.6  Q1 2016   ∆  112.2  (3%)  76.5  79.6  (4%)  Q1 2017       141.2  102.2  Q1 2016       (2%)  0%   ∆       29.8  26.7  Q1 2017       35.2  27.1  Q1 2016       (15%)  (1%)   ∆       24.2  30.5  Q1 2017       23.5  19.4  Q1 2016       3%  57%   ∆       6.5  5.3  Q1 2017       6.5  6.2  Q1 2016       0%  (16%)   ∆    EMEA    NORTH AMERICA    RENEWABLES    CONVENTIONAL    TRANSMISSION    WATER    Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  Margin  90%  79%  118%  83%  70%  71%  75%  72%  90%  77%  126%  83%  81%  95 %  US $ in millions  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18).

     KEY OPERATIONAL METRICSSolid Overall Operating Performance      GWh produced  Q1 2017  460  Q1 2016  514          GWh produced  Electric availability  Q1 2017  591  Q1 2016  529  99.8%  87.5%          Availability  Q1 2017  Q1 2016  94.4%  99.9%          Availability  Q1 2017  102.5%  Q1 2016  101.5%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,442  1,441  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Includes curtailment in wind assets in Q1 2017 for which we receive compensation.Conventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically.Electric availability refers to operational MWh over contracted MWh with Pemex. Availability refers to actual availability divided by contracted availability.  1  5  3  5  4  1  2

     LIQUIDITYStrong Liquidity      US $ in millions  Corporate cash at Atlantica Yield  102.0  Cash at project companies   - Restricted - Unrestricted  STFI2 at project companies  487.4  223.6263.8  As of Mar. 31,2017  84.3    (1) As of March 31, 2017 Abengoa New Money was classified as Current Financial Investments (2) STFI stands for Short Term Financial Investments (restricted).  CASH POSITION  TOTAL LIQUIDITY Adjusted for New Money sale in early April    122.2  472.6  236.1236.5  As of Dec. 31,2016  79.3    718.6  674.1  Corporate cash Adjusted for New Money sale in early April1  146.9  122.2

         (13.9)  (36.2)  36.2  CASH FLOWSolid Operating Cash Flow       Net change in consolidated cash  US $ in millions   Q1 2017  Q1 2016  Further Adjusted EBITDA incl. unconsolidated affiliates1  (2.3)  (1.1)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital   Non monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW   154.9  165.0  (27.6)  (26.6)  (19.5)  (28.7)  (21.0)  (22.3)  (39.7)  (58.8)  0.6  (36.2)  45.4  (8.6)  Q1 2017Adjusted for New Money sale in early April  OPERATING CASH FLOW  86.4  84.5  86.4  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18).

 EBITDA-CAFD RECONCILIATIONExcellent CAFD and Cash Generation in the Quarter          ATN2 refinancing  CASH GENERATED  US $ in millions   Q1 2017  Q1 2016  (2.3)  (1.1)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates1  154.9  165.0  (27.6)  (26.6)  (13.2)  (23.1)  (14.3)  (21.5)  44.9  88.2  14.9  -  Deposits in/withdrawals from restricted accounts  (34.2)  7.5  (18.4)  (12.0)  Non-monetary adjustments  Change in non-restricted cash at project companies  (41.1)  (27.3)  CAFD  18.7  60.9  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18).  (2) CAFD includes $10.4 million of ACBH dividend compensation in the three-month period ended March 31, 2017 and $14.7 million of one-time impact o f a partial refinancing of ATN2 in the three-month period ended March 31, 2016.  2

   FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net corporate debt reported2  565.9  Net project debt2  Net corporate debt / CAFD pre corporate debt service3  4,922.9  As of Mar. 31,2017  2.6x  DEBT POSITION    546.0  4,857.9  As of Dec. 31,2016  As of March 31, 2017 Abengoa New Money was classified as Current Financial Investments Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Based on midpoint CAFD guidance pre corporate debt service for the year 2017.  Net corporate debt adjusted for New Money sale in early April1  521.0  546.0

 DIVIDENDQuarterly Dividend    Quarterly dividend of $0.25 per share approvedWaiver agreement in Kaxu signed in the quarter, covering minimum ownership and past potential cross-defaultsThe Board of Directors decided to remain prudent, maintaining the same dividend as last quarter. Upcoming quarterly dividends expected to continue increasing as final waivers and forbearances are secured

 STRATEGIC UPDATE2017 Outlook  Maintain strong operating performance  Secure pending waivers  Maintain conservative corporate leveragewhile monitoring value creation opportunities within our own portfolio  Build our growth pipeline    1    2    3    4

 STRATEGIC UPDATE2017: Build our Growth Pipeline    Current ROFO1    Other Partnerships  ROFO or other partnership structures with new partnersFocus on key geographies and technologies    Acquisitions from Third Parties  Building a pipeline of proprietary dealsStrong competitive advantage thanks to our diversification and local expertise  Assets subject to existing ROFO agreements under certain conditions. We cannot guarantee that we will close the purchase of or be offered those assets.   300 MW cogeneration in Mexico20% water project in Texas210 MW solar in ChileOther assets

 2. Q&A

 Appendix

         Q1 2017  Q1 2016  3.4  (2.6)    (26.0)  (11.8)  (3.6)  (4.5)  (1.9)  103.5  96.3  237.3  77.2  76.8  2.3  1.1  (0.7)  323.4  Q1 2017 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period    US $ in millions   Profit/(loss) for the period attributable to the Company  Profit/(loss) attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method  Financial expense, net  165.0  154.9  Further Adjusted EBITDAincl. unconsolidated affiliates  75.4  76.7  Operating Profit  Depreciation, amortization, and impairment charges  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  152.6  163.9  -  10.4  Dividend from exchangeable preferred equity investment in ACBH or its compensation

       FINANCINGNet Debt Bridge  Operating cash flow before interest paid  5,489  5,404  113.0  26.6  Net interest and income taxe paid  Operations1    In $ millions  MAR 17  DEC 16    Acquisitions  Dividends paid  Translation differences  Accrued interest  Other  New Money sale  1.8  14.7  33.2  53.7  24.2  44.9  5,444  New Money investment  43.6   MAR 17 Adjusted for New Money sale

 HISTORICAL FINANCIAL REVIEWKey Financials by Quarter        3Q14  4Q14    1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  Revenues  99,505   93,380     118,304   190,265   267,345   214,967    790,881     206,376  261,302  295,272  208,847    971,797     198,146   F.A. EBITDA margin (%)  89.7%  87.4%    88.9%  83.9%  81.8%  71.2%  80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  Further Adj. EBITDA incl. unconsolidated affiliates  89,253   81,598     105,186   159,600   218,650   153,074   636,510     154,879  207,645  264,262  145,326   772,112     165,049   Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates   -   -    (5,477)  (1,622)  (2,121)  (3,071)  (12,291)    (2,332)  (2,193)  (2,157)  (2,120)  (8,802)    (1,100)  Further Adjusted EBITDA  89,253   81,598     99,709   157,978   216,529   150,003   624,219     152,547  205,452  262,105  143,206   763,310     163,949  Dividends from unconsolidated affiliates   -   -     -   -  4,163   254   4,417     -  4,984  -  -   4,984     -   Non-monetary items  (8,631)  (9,748)    (21,229)  (23,741)  (21,447)  (24,993)  (91,410)    (18,356)  (12,563)  (11,508)  (16,948)  (59,375)    (12,025)  Interest and income tax paid  (15,078)  (67,886)    (19,291)  (113,023)  (46,161)  (131,759)  (310,234)    (27,613)  (137,371)  (27,183)  (141,890)  (334,057)    (26,610)  Principal amortization of indebtedness net of new indebtedness at project level  (10,058)  (11,556)    (8,790)  (41,873)  (38,573)  (86,153)  (175,389)    (14,254)  (53,851)  (18,792)  (95,739)  (182,636)    (21,522)  Deposits into/withdrawals from debt service accounts  (10,572)  (884)    (211)  (6,352)  (10,090)  (183)  (16,837)    (34,155)  12,291  (43,027)  18,186  (46,705)    7,557  Change in non-restricted cash at project companies  (16,748)  29,139     16,255   47,092   (62,285)  71,155   72,217     (41,089)  59,969  (90,385)  112,918   41,413     (27,293)   Dividends paid to non-controlling interests   -   -     -   -  (4,665)  (3,642)  (8,307)    -  (5,479)  (3,473)  -  (8,952)    -  Changes in other assets and liabilities  (38)  7,738     (27,944)  24,516   21,105   62,143   79,821     (13,237)  (33,824)  (13,957)  39,325   (21,694)    (23,184)   Asset refinancing  -  -    -  -  -  -  -    14,893  -  -  -  14,893    -  Cash Available For Distribution (CAFD)  28,127   28,401     38,500   44,595   58,576   36,825   178,496      18,736..   39,607  53,780 .    59,058   171,181      60,872                                       Dividends declared1  23,696   20,736     34,074  40,087  43,093    -  117,254    -  29,063  16,335  25,054   70,452    25,054   # of shares at the end of the period  80,000,000   80,000,000     80,000,000   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   DPS (in $ per share)  0.2962   0.2592     0.3400   0.4000   0.4300    -  1.1700    -   0.2900..  0.1630   0.2500  0.7030     0.2500  Project debt  2,487.1   3,823.1     3,796.7   5,241.2   6,042.6   5,470.7   5,470.7     5,666.8  5,512.1  5,612.9  5,330.5   5,330.5     5,410.3  Project cash  (178.9)   (198.8)     (182.5)  (373.3)   (618.9)  (469.2)   (469.2)     (529.4)  (469.7)  (587.6)  (472.6)   (472.6)     (487.4)  Net project debt  2,308.2   3,624.3     3,614.1   4,867.9   5,423.7   5,001.5   5,001.5     5,137.4  5,042.4  5,025.3  4,857.9   4,857.9     4,922.9  Corporate debt   -  378.5     376.1   377.1   668.7   664.5   664.5     669.9  666.3  671.6  668.2   668.2     667.9  Corporate cash  (86.2)   (155.4)     (84.9)   (154.8)   (43.6)   (45.5)   (45.5)     (45.4)  (84.9)  (85.8)  (122.2)   (122.2)     (102.0)  Net corporate debt  (86.2)  223.1     291.2   222.3   625.1   619.0   619.0     624.5  581.4  585.8  546.0   546.0     565.9                                    Total net debt  2,222.0   3,847.4     3,905.3   3,090.2   6,048.8   5,620.5   5,620.5     5,761.9  5,623.8  5,611.2  5,403.8   5,403.8     5,488.8  Net Corporate Debt/CAFD pre corporate interests2  na  2.2x    1.8x  1.3x  2.2x  2.9x  2.9x    2.9x  2.7x  2.7x  2.7x  2.7x    2.6x  Dividends are paid to shareholders in the quarter after they are declared;Ratios presented are the ratios shown on each quarter’s earnings presentations;Includes the impact of a one-time partial refinancing of ATN2;  Debt details  Key Financials  US $ in thousands  US $ in millions  (3)  Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016.Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017).   (4)  (5)  (5)  (5)

 HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter        3Q14  4Q14    1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  by Geography                                                NORTH AMERICA     50,040   48,646     55,943   94,214   109,654   68,328   328,139     65,232  100,617  109,491  61,722   337,061     60,952   SOUTH AMERICA     24,322   23,014     24,405   26,227   29,617   32,231   112,480     29,008  28,973  30,183  30,599   118,763     28,527  EMEA     25,143   21,720     37,956   69,824   128,074   114,408   350,262     112,135  131,712  155,598  116,527   515,973     108,667  by Business Sector                                               RENEWABLES     51,599   40,791     63,680   129,747   204,412   145,173   543,012     141,166  201,246  235,844  146,070   724,326     137,664  CONVENTIONAL     28,073   33,556     31,330   34,009   34,676   38,702   138,717     35,179  30,289  29,452  33,126   128,046     29,800  TRANSMISSION     19,833   19,033     19,159   20,079   22,046   25,109   86,393     23,530  23,383  23,822  24,402   95,137     24,165  WATER      -   -    4,136   6,429   6,211   5,983   22,759     6,501  6,384  6,154  5,249   24,288     6,517  Total Revenue     99,505   93,380     118,304   190,265   267,345   214,967   790,881     206,376  261,302  295,272  208,848   971,797     198,146                                          3Q14  4Q14    1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  by Geography                                              NORTH AMERICA     49,014   42,697     50,941   86,356   94,739   47,523   279,559     51,212  89,959  103,049  40,470   284,690     54,753      97.9%  87.8%    91.1%  91.7%  86.4%  69.6%  85.2%    78.5%  89.4%  94.1%  65.6%  84.5%    89.8%   SOUTH AMERICA1     24,323   23,399     24,998   26,625   29,171   30,111   110,905     24,062  23,996  45,496  31,046   124,599     33,757      100.0%  101.7%    102.4%  101.5%  98.5%  93.4%  98.6%    82.9%  82.8%  150.7%  101.5%  104.9%    118.3%  EMEA     15,916   15,502     29,247   46,619   94,739   75,441   246,046     79,605  93,690  115,718  73,810   362,823     76,539      63.3%  71.4%    77.1%  66.8%  74.0%  65.9%  70.2%    71.0%  71.1%  74.4%  63.3%  70.3%    70.0%  by Business Sector                                               RENEWABLES     44,114   33,131     52,760   106,404   162,971   95,022   417,157     102,170  155,253  191,570  89,435   538,427     102,625      85.5%  81.2%    82.9%  82.0%  79.7%  65.5%  76.8%    72.4%  77.1%  81.2%  61.2%  74.3%    74.5%  CONVENTIONAL     24,834   28,511     26,961   26,358   26,937   27,415   107,671     27,079  26,655  26,390  26,367   106,492     26,716      88.5%  85.0%    86.1%  77.5%  77.7%  70.8%  77.6%    77.0%  88.0%  89.6%  79.6%  83.2%    89.7%  TRANSMISSION1     20,305   19,956     20,529   21,326   22,885   24,307   89,047     19,410  19,948  40,551  24,886   104,795     30,459      102.4%  104.8%    107.2%  106.2%  103.8%  96.8%  103.1%    82.5%  85.3%  170.2%  102.0%  110.2%    126.0%  WATER      -   -    4,936   5,512   5,856   6,331   22,635     6,220  5,789  5,751  4,638   22,398     5,249            119.4%  85.7%  94.3%  105.8%  99.5%    95.7%  90.7%  93.5%  88.3%  92.2%    80.5%  Total Further Adj. EBITDA incl. unconsolidated affiliates1    89,253   81,598     105,186   159,600   218,649   153,075   636,510     154,879  207,645  264,262  145,325   772,112     165,049      89.7%  87.4%    88.9%  83.9%  81.8%  71.2%  80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%                US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation ($4.6M for each quarter from Q3 2014 until Q3 2015, $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017).

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17                                           RENEWABLES (MW)     430   891  991   1,241   1,441   1,441   1,441     1,441  1,441  1,442  1,442   1,442     1,442  CONVENTIONAL (electric MW)     300   300   300   300   300   300   300     300  300  300  300   300     300  TRANSMISSION (Miles)     1,018   1,018   1,018   1,099   1,099   1,099   1,099     1,099  1,099  1,099  1,099   1,099     1,099  WATER (Mft3/day)      -   -  10.5   10.5   10.5   10.5   10.5     10.5  10.5  10.5  10.5   10.5     10.5                                            RENEWABLES (GWh)     300  184  319   764  958  495  2,536     514  974  1,098  501   3,087     460(5)   (GWh)     640  629  628   616  601  620  2,465     529  621  649  617   2,416     591   (electric availability %)     104.6%  101.0%  101.7%  101.9%  101.7%  101.5%  101.7%    87.5%  102.5%  103.5%  103.3%  99.1%    99.8%  TRANSMISSION (availability %)     100.0%  100.0%  99.9%  99.8%  99.3%  100.0%  99.9%    99.9%  99.9%  99.9%  100.0%  100.0%    94.4%  WATER (availability %)      -   -  96.8%  103.2%  101.6%  102.5%  101.5%    101.5%  102.7%  102.9%  100.2%  101.8%    102.5%                  CONVENTIONAL2  Capacity in operation1(at the end of the period)  Production / Availability  HISTORICAL FINANCIAL REVIEWKey Performance Indicators  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.Electric availability refers to operational MWh over contracted MWh with Pemex.Availability refers to actual availability divided by contracted availability.Includes curtailment production in wind assets for which we receive compensation.  3  4  4

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17                                             US     28.1%  14.4%  14.3%  33.7%  34.5%  17.1%  24.9%    17.3%  36.4%  33.5%  16.0%  25.8%    18.1%   Spain     34.3%  8.1%  15.1%  30.6%  31.3%  8.6%  21.0%    9.5%  27.0%  35.4%  9.9%  20.4%    10.0%   Kaxu            26.0%  31.1%  29.3%(2)    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%                                    WIND (Uruguay)     42.8%  38.0%  27.3%  34.4%  41.9%  39.3%  35.8%    31.6%  32.2%  35.9%  34.9%  33.7%    27.8%(3)  SOLAR                                                                                                                      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Average capacity factor in Kaxu for 2015 calculated from August 1, 2015. Includes curtailment production in wind assets for which we receive compensation.

 STABLE PORTFOLIOLong-Dated Contracts with Credit-Worthy Counterparties  LONG-TERM CONTRACTS  HIGH QUALITY OFFTAKERS  21  Weighted average years remaining 2  +95  Investment grade offtakers1  LOW DEPENDENCE ON NATURAL RESOURCES3    PRODUCTION-BASED  32%    AVAILABILITY-BASED  68%  %  Based on Moody’s rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa.Represents weighted average years remaining as of December 31, 2016.Based on run-rate CAFD estimations.  STRONG CORPORATE STRUCTURE  Majority of independent directorsNo IDRsTax efficient structure

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown1  CURRENCY2  SECTOR  GEOGRAPHY  All amounts based on run-rate CAFD estimations and assumes no acquisitions. Including the effect of currency swap agreements.     of long term interest rate in projects is fixed or hedged  ~ 90%  90  Denominatedin USD  %  41% North America40% Europe12% South America7% RoW          73% Renewable17% Conventional 7% Transmission 3% Water          +

 FINANCINGSustainable Project Debt Profile  SELF AMORTIZING DEBT STRUCTURE  ASSETS  Project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedgedSignificant “Tail periods” in a large majority of the projects  $5,330  $4,173    +$1.1B reduction in the next 5 years

 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 21 years on average1 Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term2  Project debt term  Year  (1) Represents weighted average years remaining as of December 31, 2016.(2) Regulation term in the case of Spain.

         US $ in millions  2019 Notes  Credit Facility (Tranche A)  Maturity  2019  Nominal Amount  255.0  Total  673.0  2018  125.0  CORPORATE DEBT DETAILSCorporate Debt as of March 31, 2017  Note Issuance Facility in Euros  (Note 1)  (Note 2)  (Note 3)  2022  98.0  2023  97.5  2024  97.5  Exchange rates as of March 31, 2017: (EUR/USD = 1.0652)

   2017  2018  2019  2020  2021  Thereafter  Total  NORTH AMERICA  58.3  60.3  70.1  80.2  79.0  1,523.0  1,870.9  SOUTH AMERICA  31.7  23.1  25.4  28.3  31.4  755.3  895.3  EMEA  121.2  125.6  133.6  138.6  150.6  1,894.8  2,564.3  Total  211.2  209.0  229.1  247.1  261.0  4,173.1  5,330.5  US $ in millions        PROJECT DEBT Repayment Schedule as of December 31, 2016     2017  2018  2019  2020  2021  Thereafter  Total  RENEWABLES  157.0  170.7  182.2  190.9  200.9  3,077.4  3,979.1  CONVENTIONAL  27.7  16.8  23.2  30.1  31.4  469.0  598.3  TRANSMISSION  21.5  16.4  18.5  20.6  23.0  611.6  711.5  WATER  5.0  5.1  5.2  5.5  5.7  15.1  41.6  Total  211.2  209.0  229.1  247.1  261.0  4,173.1  5,330.5          Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO     ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARSCONTRACT LEFT  CCV  RENEWABLE ENERGY  Solana    100% (2)  USA (Arizona)  280 MW  APS  A-/A3/BBB+  27  USD    Mojave    100%  USA (California)  280 MW  PG&E  BBB+/Baa1/A-  23  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  21/20  USD (4)    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  20  USD (4)    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  BBB+/Baa2/BBB+  15/17  USD (4)    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  20  USD (4)    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  21  USD (4)    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  18/18/19  USD (4)    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  22  USD (4)    Seville PV    80%  Spain  1 MW  Kingdom of Spain  BBB+/Baa2/BBB+  19  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB+/Baa2/BB+ (3)  18  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  17  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  18  USD  Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively. Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated. Gross cash in Euros dollarized through a currency swap contract with Abengoa.

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont’d)    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARSCONTRACT LEFT  CCY  CONVENTIONALPOWER  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  16  USD (2)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  24  USD (2)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  27  USD (2)    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  16  USD (2)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  18  USD (2)    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa2/BBB+  21  USD (2)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  17  USD (2)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  21  USD (2)        Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively.USD denominated but payable in local currency.

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 15, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer